MESSAGE FROM CEO BRADFORD COOKE

Dear Stakeholders,

Endeavour Silver’s mining operations experienced a slow start in 2017 due to significant operating issues at our Guanacevi mine, caused mainly by some curve balls thrown at us by Mother Nature. However, our operating group moved expeditiously to resolve these issues, which led us to deliver three consecutive quarters of rising production and falling costs to year-end.

Consolidated production met the high end of our revised guidance and the low end of our original guidance with silver equivalent production of 8.9 million oz in 2017. Our outlook for 2018 is a lot brighter, forecasting 20% production growth to 10.2 -11.2 million oz silver equivalents based on rebounding production at Guanacevi and initial production from our new fourth mine, El Compas.

Precious metal prices corrected then stabilized in 2017, with silver finishing the year around US$17 per oz and gold around US$1300 per oz. Silver disconnected from gold during the year so the silver:gold ratio fell then rose to 78 at year-end, before continuing its rise in 2018. The precious metal mining stocks generally followed suit but then disconnected from the metals to finish the year close to their 52 week lows. These disconnects are typical of the start of a new precious metals cycle, and we look forward to silver and mining stocks rejoining the party over the coming months.

Silver is one of the most versatile of metals. Historically, silver was used to make jewelry, silverware and coinage due to its rarity, beauty and effectiveness as a biocide. But it has also emerged as a vital industrial metal because it is the best natural conductor of both electricity and heat and the best natural reflector of light. Silver is a key component of electronic devices for communications, photovoltaic cells for solar power, filtration systems for clean water and many other industrial uses.

Sustainability is all about the connections between good people and good projects, and how good people find new orebodies, develop new mines and build a strong and growing company. Our silver mines benefit over 2,700 people directly and our silver production positively impacts the lives of millions of people who use electronics and wear jewelry. We literally dig deep to help meet the global need for silver, and in doing so we create long-term economic benefits for our shareholders, employees and communities.

People and Sustainability Initiatives Drive Economic and Operating Performance

Our economic performance is driven by our people, who determine our operating performance, which depends on keeping our people safe and healthy, sharing the benefits of our activities with our employees and the local communities and respecting the environment in which we all live. So how did we do in 2017?

Over all, we worked hard in 2017 to turn a year of challenges into a year of opportunities. I am pleased to report strong growth in net earnings in 2017, up 148 per cent to $9.7 -million or eight cents per share, notwithstanding slightly lower revenues compared to 2016. In addition, our financial performance in the Q4 2017 was up across all metrics compared to Q4 2016. We exited the year with a strong balance sheet, including a working capital position of $66 million and no debt. We also reduced our operating costs during the year and expect to continue that trend into 2018.

After a tough start to the year in the first quarter, Endeavour posted three consecutive quarters of improved production, making the fourth quarter our best of the year. Ore grades and throughput both improved in the second half. In 2017, silver equivalent production met the low end of our original guidance and the high end of our revised guidance, despite overcoming operational challenges at the Guanacevi mine. Tragically, during 2017 we had one fatality at our El Cubo mine. All of us were deeply saddened by this incident. We conducted an in depth investigation and initiated additional safeguards against such accidents happening again and we are even more resolute to continually improve our safety performance as it comes before all else.

We were very active once again in enhancing the quality of life in our local communities. By way of reference, at our first mine in Guanacevi years ago, we sponsored the first doctor, nurse, clinic, ambulance, ATM bank machine, garbage truck, we made road improvements and widened the local riverbed to reduce flooding. In 2017, we continued to support the community, repainting and refurnishing the local public buildings, replanting trees, sponsoring town clean-up days, kids camps, sports teams, and various religious and secular celebrations. During the year, across all our exploration and mine sites, we planted 43,939 trees and cacti to reclaim disturbed ground. These sustainability initiatives, to name a few, were not optional for us, they are keys to our success.

Developing New Mines Fuels Our Future Growth

We were very successful last year in advancing our pipeline of exploration and development projects, which will fuel our next phase of organic growth. These achievements were the result of the low cost acquisitions we made during the bear market of 2012 – 2016, from which we are now in a position to create significant shareholder value. Some highlights include:

Reserves and Resources – Silver equivalent proven and probable mineral reserves increased 228 per cent to 57.1 million oz (75:1 silver:gold ratio), mainly due to Terronera resource conversion, Silver equivalent inferred mineral resources increased 22 per cent to 75.7 million oz, mainly due to new resources at Parral

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El Compas - Completed an initial resource estimate and preliminary economic assessment, made a production decision to build our fourth mine as it was already permitted and leased a nearby dormant plant, commenced a nine month, $11.3 million mine development and plant refurbishment program, commercial production anticipated in Q3, 2018.

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Terronera - Completed a pre-feasibility study, obtained government permits to build the mine and plant, waiting on final permits for the dumps and tailings, conducted numerous engineering trade- off studies, optimizing the PFS and currently evaluating debt financing options to commence development in 2018.

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Parral - Explored and drilled the prospective Parral Project, published an initial resource estimate, plan to drill several prospective veins, complete metallurgical testing, update the resource estimate and initiate a preliminary economic assessment

A new productivity optimization program was launched at Guanacevi last month and additional operational improvements are planned this year at Bolanitos and El Cubo. As we advance our development projects and continue optimizing our existing mines, we look forward to delivering one of the best growth profiles in the silver mining sector.

The coming year promises to be transformational for Endeavour Silver as we return to growing our business for the first time in five years. Our continued economic success depends on staying connected with what matters. We plan to remain at the forefront of sustainable mining practices, developing our people, improving safety performance, enhancing our environmental stewardship and supporting local communities in order to build on our leadership in these areas.

I would like to thank all of our talented employees in Mexico and Canada for their commitment, loyalty and hard work through a challenging yet successful year. As well, I would like to express my appreciation to our shareholders for their patience and confidence in our company. We are very optimistic about our future as we shift our focus to growth and look forward to sharing this success with all our stakeholders in 2018.

Sincerely,

Bradford Cooke,
Chief Executive Officer & Director
March 16, 2018